UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Q4 2016 Results

Item 1

INVESTOR RELATIONS CONTACT Limor Gruber Head of Investor Relations, ICL +972-3-684-4471 Limor.Gruber@icl-group.com	PRESS CONTACT Maya Avishai Head of Global External Communications, ICL +972-3-6844477 Maya.Avishai@icl-group.com

ICL REPORTS Q4 2016 RESULTS

- Annual sales of $5.36 billion, similar to 2015. Growth in Specialty Solutions and increased quantities offset the negative impact of commodity prices

- Reported operating income of $72 million and adjusted operating income of $140 million

- Cash flow from operations of $257 million compared to $58 million in Q4 2015. Annual cash flow from operations of $966 million compared to $573 million in 2015

- Increased efficiency measures, operational improvements and strict cash flow management help to reduce the impact of challenging business environment

- -

Tel Aviv, Israel, February 15, 2017 – ICL (NYSE & TASE: ICL), a leading global specialty minerals and specialty chemicals company, today reported its financial results for the fourth quarter and year ended December 31, 2016.

Consolidated sales for the fourth quarter were $1,338 million compared to $1,427 million recorded for the comparable period in 2015. Fourth quarter results were supported by the solid performance of ICL’s Specialty Solutions division and record potash sales volumes in the Company’s Essential Minerals division, offset by weaker commodity prices.

The Company reported operating income of $72 million compared to $146 million for the fourth quarter of 2015 and adjusted operating income of $140 million compared to $233 million in the prior-year quarter. The decline derived mostly from lower Essential Mineral margins due to unfavorable commodity prices.

During the quarter the Company continued to benefit from measures it has taken to grow its specialty businesses, increase its competitiveness, improve its operations and manage its cash generation in order to help mitigate the challenging business environment. This resulted in cash flow from operations of $257 million in the fourth quarter, a 343% increase over the $58 million in the comparable quarter in 2015. Free cash flow in Q4 2016 (cash flow from operations and dividend from investees net of CapEx) amounted to $127 million compared to a negative cash flow of $89 million in Q4 2015. Free cash flow in 2016 amounted to $346 million, compared to a negative cash flow of $27 million in 2015.

Q4 and Year End 2016 Financial Highlights:

	10-12/2016		10-12/2015		1-12/2016		1-12/2015
	$ mill.	% of sales	$ mill.	% of sales	$ mill.	% of sales	$ mill.	% of sales
Sales	1,338	-	1,427	-	5,363	-	5,405	-
Gross profit	416	31	533	37	1,660	31	1,803	33
Operating income (loss)	72	5	146	10	(3)	-	765	14
Adjusted operating income (1)	140	10	233	16	582	11	994	-
Net income (loss) attributed to the Company’s shareholders	32	2	96	7	(122)	-	509	9
Adjusted net income attributed to the Company’s shareholders (1)	114	9	180	13	451	8	699	-
EPS	0.03		0.08		(0.10)		0.40
Adjusted EPS	0.09		0.14		0.35		0.55
Adjusted EBITDA (2)	264	20	331	23	1,051	20	1,361	-
Cash flows from operating activities	257	-	58	-	966	-	573	-

(1) See adjusted operating income and adjusted net income reconciliations under “Financial Results – Adjustments to Reported Operating and Net Income

(2) See adjusted EBITDA reconciliation in the financial appendix

ICL’s acting CEO, Asher Grinbaum, stated, “We are pleased with the Company’s performance in light of a challenging business environment. We continue to diligently control costs and working capital while carefully allocating our resources and continuing to implement our growth strategy. These measures have helped us to mitigate the impact of commodity prices. While we cannot control prices, we can mitigate their impact by improving our asset competitiveness, cost base and business diversification. At the same time, we focus on growing the specialties side of our Company which helped to partially mitigate the major commodity-side challenges that we faced this year.”

Mr. Grinbaum added, “In 2017 we will continue to focus on commercial and operational excellence with a value creation target of $100 million compared to 2016. These initiatives include efficiency measures, better production utilization, increased sales of new products and services and better pricing, especially in our specialty businesses. We are very proud of our achievements in these areas over the past two years, and they are well-positioning ICL to become a stronger, more resilient company in 2017 and for years to come.”

FINANCIAL RESULTS

Adjustments to Reported Operating and Net Income

	10-12 2016	10-12 2015	1-12 2016	1-12 2015
	$ millions	$ millions	$ millions	$ millions
Operating income (loss)	72	146	(3)	765
Provision for historical waste removal (1)	51	20	51	20
Provision for early retirement and dismissal of employees (2)	13	6	39	48
Provision in respect of prior periods resulting from an arbitration decision (3)	3	5	13	10
Provision for legal claims (4)	1	-	8	8
Write-down and impairment of assets	-	56	489	90
Capital loss (gain) from divestitures of non-core businesses and transaction expenses in connection with acquisition and divestitures of businesses	-	9	1	(208)
Retroactive electricity charges	-	8	(16)	20
Impact of employee strike	-	(17)	-	248
Income from consolidation of previous equity method investee	-	-	-	(7)

Total adjustments to operating income (loss)	68	87	585	229
Adjusted operating income	140	233	582	994
Net income (loss) attributable to the shareholders of the Company	32	96	(122)	509
Total adjustments to operating income (loss)	68	87	585	229
Adjustments to finance expenses (5)	12	-	38	-
Total tax impact of the above O.I & finance expenses adjustments	(15)	(22)	(81)	(58)
Tax assessment and deferred tax adjustments (6)	22	19	36	19
Adjustments attributable to the non-controlling interests	(5)	-	(5)	-
Total adjusted net income - shareholders of the Company	114	180	451	699

* With respect to information on prior period adjustments, please refer to previous financial results for such periods filed on Form 6-K.

(1)	In Q4 2016 provision update for historical waste removal at ICL Potash operations in Spain.

(2)	In Q4 2016 stemming mainly from the implementation of early retirement program in YPH JV.

(3)	In Q4 2016 legal expenses related to a provision in respect of prior periods resulting from an arbitration decision.

(4)	In Q4 2016 legal claims expenses related to prior periods following settlements with customers at ICL Dead Sea Bromine and ICL Neot Hovav.

(5)	In Q4 2016 finance expenses related to the tax assessment in Israel.

(6)	In Q4 2016 Tax adjustments for the tax assessment in Israel.

Sales:

Sales Analysis	$ millions		$ millions
Total Q4 2015	1,427		5,405
Quantities	110	2015	570
Exchange Rates	(14)		(32)
Prices	(185)		(580)
Total Q4 2016	1,338	2016	5,363

Q4 2016 sales were impacted by lower fertilizers prices, partially offset by higher potash sales quantities in Brazil and Europe. Annual sales benefitted from an increase in sales quantities, in light of the strike impact in 2015, which amounted to $452 million, and the consolidation of the YPH JV which contributed $262 million, offset by a decrease in fertilizers prices and the divestitures of non-core businesses during 2015.

Operating income and adjusted operating income:

Adjusted Operating Income Analysis	$ millions		$ millions
Total Q4 2015	233	2015	994
Raw Materials, Energy, Transportation	50		159
Efficiency & Savings	30		91
Quantities	20		(38)
Exchange Rates	1		3
Other	(9)		(47*)
Prices	(185)		(580)
Total Q4 2016	140	2016	582

* Including inventory write-off, accelerated depreciation and insurance income received in 2015

The decrease in adjusted operating income stems mainly from lower fertilizer prices. These were partially offset by lower energy costs and lower raw materials prices (sulfur used in the production of phosphoric acid, commodity fertilizers used in the production of specialty fertilizers and a decline in the prices of raw materials used in the production of bromine and phosphorous-based compounds). In addition, the quarterly and annual results also benefitted from increased efficiency, which also contributed to lower raw material, energy and transportation costs.

Financing expenses, net: Net financing expenses in the fourth quarter of 2016 totaled $19 million compared with $29 million in the fourth quarter of 2015. The decrease reflects a decline in expenses in respect of the fair value of foreign currency hedging transactions, energy and marine shipping, a revaluation of net liabilities and a decrease stemming from exchange rate differences and interest expenses relating to provisions for employee benefits. This was offset by an increase in interest expenses in the amount of $12 million, stemming mainly from interest expenses relating to a tax assessment agreement signed with the Israel Tax Authority relating to prior periods. Net financing expenses for the year totaled $132 million, compared to $108 million in 2015. The increase stems mainly from higher interest expenses due to an increase in net debt and interest rates and from one- time interest expenses stemming mainly from the interest on past royalties following a decision in the arbitration between the government of Israel and the Company as well as the tax assessment agreement signed in Q4 2016, which together amounted to $38 million. These were partially offset by lower expenses due to the fair value of hedging transactions, revaluation of net liabilities and a decrease in interest expenses relating to employee benefits.

Tax expenses: Tax expenses in the fourth quarter of 2016 totaled $50 million compared with $23 million in the fourth quarter of 2015. The increase stems mainly from the tax assessment agreement relating to prior periods that was signed with the Israel Tax Authority and a write-off of a tax asset relating to carryforward losses in China offset by deferred tax income that was recognized due to reduction of the corporate tax rate in Israel. Excluding these items, the effective tax rate on the adjusted income before tax is 30%, compared with 22% in Q4 2015. The increase in the effective tax rate stems mainly from a reduction in tax benefits arising from the reduced tax rate applicable to a “Preferred Enterprise” and “Benefitted Enterprise”.

Tax expenses in 2016 totaled $55 million compared with $162 million in 2015. The declines stems mainly from asset write downs in 2016 offset by the one-time expenses in the fourth quarter as described above. Excluding these items the effective tax rate on the adjusted income before tax is 30%, compared with 25% in 2015. The increase in the effective tax rate stems mainly from a reduction in tax benefits and from the implementation of the Natural Resource tax on the bromine activities in Israel.

Net income: Net income for the fourth quarter of 2016 totaled $32 million compared to net income of $96 million for the comparable period in 2015. Adjusted net income for Q4 2016 totaled $114 million compared with $180 million for Q4 2015.

Cash flow & debt movement: Net cash provided by operating activities during the fourth quarter of 2016 totaled $257 million, up $199 million compared with $58 million in the fourth quarter of 2015. This increase stems mainly from strong collections in the potash business line from customers in India and Brazil in the quarter, as well as a high balance of receivables in the corresponding quarter last year stemming from an increase in sales following a weaker first half in 2015. In the fourth quarter of 2016, cash flow used for investment activities decreased by $209 million compared with the corresponding quarter last year to $109 million. This decrease stemmed mainly from the completion of the acquisition of the YPH JV in China in the corresponding quarter last year, in the amount of about $163 million, a decline, in the amount of $12 million, in capital expenditures and realization of short-term deposits and sale of securities in the amount of about $20 million. As of December 31, 2016, the Company’s net financial liabilities totaled $3.27 billion, a reduction of $155 million compared to its level as of September 30, 2016, as cash flow from operations more than covered capital expenditure and dividend payout.

REVIEW OF OPERATING DIVISIONS

Specialty Solutions Division

	10-12/2016	10-12/2015	1-12/2016	1-12/2015
	$ millions	$ millions	$ millions	$ millions
Industrial Products	242	241	953	871
Sales to external customers	239	235	946	859
Sales to internal customers	3	6	7	12
Advanced Additives	214	213	966	945
Sales to external customers	197	188	897	858
Sales to internal customers	17	25	69	87
Food Specialties	151	155	659	613
Sales to external customers	150	153	650	602
Sales to internal customers	1	2	9	11
Specialty Fertilizers	137	145	661	680
Sales to external customers	129	139	632	656
Sales to internal customers	8	6	29	24
Setoffs	(24)	(31)	(91)	(112)
Total division sales	720	723	3,148	2,997

Division operating income *	126	113	589	514

* Division operating income excluding certain items as well as General and Administrative expenses.

Business highlights:

ICL’s Specialty Solutions division accounted for 52% (before inter-division eliminations) of the overall sales of ICL and 56% of adjusted operating income in the fourth quarter (before G&A and inter-division eliminations) as the division’s operating income increased by 12% deriving from continued positive trends in several business lines.

•	Sequential and year-over-year operating margin expansion at ICL Industrial Products was supported by an improved portfolio and cost efficiencies.

•	Solid performance and operating margin improvement at ICL Advanced Additives continued despite pricing pressure in several markets.

•	Dairy proteins and new product sales drove improvement in ICL Food Specialties’ operating margins despite continued competitiveness in the phosphate base business.

•	ICL Specialty Fertilizers was impacted by competitive pressure due to commodity price decreases, adverse weather conditions and low crop prices.

ICL Industrial Products

•	Elemental bromine prices in China remained elevated. This was partially offset by the devaluation of the RMB compared to the USD.

•	Transition from HBCD to FR-122P in Europe continued. In addition, interest in FR-122P in North America and Asia Pacific is growing, and ICL Industrial Products continues to work on executing additional long-term supply agreements.

•	Higher sales of MERQUEL® (mercury emission control products) were supported by regulation implemented in mid-2016 and by higher demand for electricity in the USA during Q4 2016 compared to Q4 2015.

•	Strong FR-245 sales continued due to high demand in the television and audio markets.

•	Stable demand for bromine-based flame retardants in the printed circuit boards market and the automotive market as well as for bromine in the Butyl rubber industry.

•	The Company had strong sales quantities of phosphorous-based flame retardants as a result of supply interruptions some Chinese producers are facing due to stricter environmental regulations being implemented in China.

•	As a result of the continued low level of oil prices in 2016, demand for clear brine solutions for oil and gas drilling was relatively low compared to previous years.

Sales analysis	$ millions		$ millions
Total Sales: Q4 2015	241	2015	871
Quantities	5		90
Prices	(5)		(10)
Exchange rates	1		2
Total Sales: Q4 2016	242	2016	953

Quantity: The increase in quantities sold between Q4 2015 and Q4 2016 stems mainly from phosphorus and bromine-based flame retardants, partly offset by a decrease in clear brine products. For the year, the increase derives mainly from bromine-based flame retardants, partly offset by a decrease in clear brine products.

Price: The negative impact in the quarter stems mainly from phosphorus-based flame retardants selling prices, which was partly offset by an increase in elemental bromine selling prices. For the year, the negative impact stems mainly from the decline in phosphorus-based flame retardants selling prices.

ICL Advanced Additives

ICL Advanced Additives is comprised of six sub-business lines, including Industrial Specialties; Acids; Fire Safety; Oil Additives (P2S5); Elemental Phosphorus and Specialty Minerals.

•	Sales of acids and salts increased over the corresponding period last year despite a highly competitive market environment and the economic downturn in Brazil as successful channel management led to higher acid volumes in Europe and favorable sales development of phosphate salts in North America. In addition, the YPH JV in China contributed approximately 6% to revenues compared to approximately 4% in Q4 2015.

•	The positive contribution was partially offset by lower demand for Specialty Minerals products, especially magnesium chloride due to weak pre-season sales of de-icing products and low demand for potassium chloride in the oil drilling industry.

•	P2S5 sales were impacted by a temporary reduction in demand of a key customer in North America which is expected to normalize in Q1 2017.

•	Higher demand for fire safety products positively influenced results due to extended wildfire activity in North America as well as large Class B foam sales (environmentally friendly extinguishing foams products) sold to the US military and an airport security agency.

Sales analysis	$ millions		$ millions
Total Sales: Q4 2015	213	2015	945
Quantities	10		50
Prices	(5)		(25)
Exchange rates	(4)		(4)
Total Sales: Q4 2016	214	2016	966

Quantity: The increase between Q4 2015 and Q4 2016 stemmed mainly from the fire safety sub-business line. For the year, the increase derives mainly from consolidation of the YPH JV (contributing to the increase in the acids sub-business line) and specialty minerals products.

Price: The negative impact for the quarter and the year derived primarily from a decline in the selling prices of acids and specialty minerals products.

Exchange rate: The decrease between Q4 2015 and Q4 2016 stemmed mainly from the devaluation of the euro and the pound against the dollar. For the year, the decrease stemmed mainly from the devaluation of the pound against the dollar.

ICL Food Specialties

•	ICL Food Specialties’ performance in Q4 was on a slightly lower level compared to the first three quarters of the year, but remained positively impacted by growing demand for protein-enriched, unprocessed (“clean label”) and non-allergenic (“free-from”) food.

•	Sales volumes of dairy proteins are still growing as a result of utilizing newly-installed capacity. The main challenge faced by the business line is overcoming the price increase of raw milk, its main raw material. ICL Food Specialties limited this risk by entering into several supply agreements aligned with its marketing activities.

•	Sales to emerging markets showed steady growth compared to the fourth quarter and the full year of 2015. The main driver was an increase in volumes of the base business (single ingredient phosphate additives) into India and Africa as a result of geographic expansion.

•	Sales of new products and integrated solutions in Q4 2016 demonstrated significant growth in comparison to Q4 2015 supported by marketing and R&D efforts, especially in South America and Oceania, but in other regions as well.

•	During Q4, the single ingredient phosphate additives business of ICL Food Specialties in Europe was unfavorably affected by the strong dollar vs. most European currencies. In North America, a strong competitive headwind resulted in lower sales volumes compared to the corresponding period in 2015.

Sales analysis	$ millions		$ millions
Total Sales: Q4 2015	155	2015	613
Quantities	(5)		45
Prices	5		10
Exchange rate	(4)		(9)
Total Sales: Q4 2016	151	2016	659

Quantity: The negative impact in Q4 2016 derived mainly from the decrease in the quantities sold of single ingredient phosphate additives in North America partly offset by an increase in dairy proteins sales quantities and new products. For the year, the contribution derived mainly from dairy proteins and new products.

Price: The positive impact for the quarter and the year stemmed primarily from an increase in selling prices of organic dairy proteins.

Exchange rate: The decrease between Q4 2015 and Q4 2016 and the year derived mainly from the devaluation of the Mexican peso and the pound against the dollar.

ICL Specialty Fertilizers

•	ICL Specialty Fertilizers’ operating profit in Q4 2016 decreased due to lower sales deriving from a decrease in prices in Spain, Israel and the Asia Pacific region. Lower prices are driven by lower raw material prices and higher competition in several markets (mainly in nitrogen products).

•	Despite lower revenues due to lower prices and lower sales volumes, the decrease in raw material prices helped to maintain profit margins.

•	Unfavorable weather during December negatively impacted fertilizer application in the specialty agriculture market in some key areas such as Spain and Israel.

•	Headwinds from the commodity markets and lower demand in Asia Pacific stemming from lower crop prices were offset by geographical expansion mainly in Brazil and India, from an increase in traditional markets such as Europe, as well as a positive contribution from specialty fertilizer sales by the YPH JV in China.

•	The improved economic situation, mainly in Europe, led to a better economic environment in the ornamental greenhouse sector where growers experienced an increase in sales. This supported demand for specialty products in the ornamental markets.

•	During Q4 2016, global commodity fertilizer prices began to rise (mainly Nitrogen). This, together with the recent recovery in the prices of several “cash” crops such as oil palms and sugar, is expected to support 2017 sales.

•	The African market began to adopt more sophisticated fertilizer application methods and technologies, in part, as a result of ICL Specialty Fertilizers on-going educational activities directed at local growers during the past year.

Sales analysis	$ millions		$ millions
Total Sales: Q4 2015	145	2015	680
Quantities	5		25
Prices	(10)		(40)
Exchange rate	(3)		(4)
Total Sales: Q4 2016	137	2016	661

Quantity: The contribution for the quarter stemmed mainly from higher quantities sold of ornamental horticulture products. For the year, the contribution derived mainly from consolidation of the YPH JV.

Price: The negative impact in the quarter and the year stemmed mainly from lower commodity fertilizers prices which negatively impacted the selling prices of specialty fertilizers.

Exchange rate: The decrease between Q4 2015 and Q4 2016 and between 2015 and 2016 stemmed mainly from the devaluation of the pound against the dollar.

Specialty Solutions Operating Income:

Operating Income analysis	$ millions		$ millions
Operating Income: Q4 2015	113	2015	514
Quantities & portfolio mix	5		10
Prices	(20)		(60)
Exchange rates	(5)		-
Raw materials	20		95
Energy	5		15
Transportation	-		5
Other	8		10
Operating Income*: Q4 2016	126	2016	589

* Division operating income excluding certain items as well as General and Administrative expenses.

Quantity: The positive contribution in Q4 2016 derived mainly from higher sales of fire safety products in ICL Advanced Additives. For the year, the increase stemmed mainly from higher sales of dairy proteins and new products in ICL Food Specialties as well as from higher sales quantities of bromine- based flame retardants in ICL Industrial Products.

Price: The negative impact in Q4 2016 stems mainly from lower sales prices of Specialty Fertilizers, phosphate acids and phosphorous-based flame retardants. For 2016, the decrease stemmed mainly from lower sales prices of Specialty Fertilizers and phosphate acids.

Raw materials: The contribution in Q4 2016 derived mainly from a decrease in prices of sulfur used by ICL Advanced Additives, a decrease in commodity fertilizers prices which are used for products of ICL Specialty Fertilizers and raw materials used for bromine-based and phosphorous-based compounds in ICL Industrial Products. For the year, the contribution derived primarily from a decline in the prices of sulfur, commodity fertilizers as well as raw materials used for bromine-based and phosphorous-based compounds in ICL Industrial Products.

Other: The contribution for the quarter and the year derives mainly from lower costs (mainly salary) as a result of the implementation of the efficiency plan at ICL Industrial Products.

Essential Minerals Division

Results of Operations

	10-12/2016	10-12/2015	1-12/2016	1-12/2015
	$ Millions	$ millions	$ millions	$ millions
Potash & Magnesium	415	463	1,338	1,515
Sales to external customers	386	427	1,213	1,384
Sales to internal customers	29	36	125	131
Phosphate	263	308	1,163	1,064
Sales to external customers	226	256	966	864
Sales to internal customers	37	52	197	200
Setoffs	(15)	(19)	(64)	(79)
Total division sales	663	752	2,437	2,500

Division operating income *	98	227	343	821

* Excluding certain items as well as General and Administrative expenses.

Business highlights

•	Potash sales volumes increased by 15% compared to Q4 2015 to a quarterly record, supported by strong sales to China and an increase in sales to Brazil and Europe. The record quantities highlight ICL’s logistical advantages that were enhanced by operational excellence initiatives.

•	Record potash production at ICL Dead Sea in 2016 was driven by operational efficiency measures.

•	ICL’s potash competitiveness continued to improve with year-on-year and sequential decline in cost per tonne.

•	The Company experienced a challenging phosphate market environment as commodity phosphate fertilizer prices continued to decline.

•	Since the beginning of 2017, lower phosphate production in the Chinese market and higher raw material prices have recently led to stabilization and moderate recovery in phosphate fertilizers prices.

Potash

Potash

•	Shipments: Potash shipments increased during Q4 following the late signing of contracts in China and India.

•	Prices: Potash prices have seen moderate recovery over the past several months led by Brazil and US markets, although they still remain well below the levels seen in Q4 2015.

•	China: According to customs data, China imported about 6.8 million tonnes of potash during 2016 – about 28% less than 2015. The decrease resulted from the delay in contract signings due to high inventory levels following record imports in 2015. Increased cross-border shipments from Russia during the first half of the year resulted in an increase in Russia's market share from 23% in 2015 to 36% in 2016.

During Q3 2016, ICL signed contracts with Chinese customers to supply 700,000 tonnes of potash (not including additional optional quantities) at a price of $219 per tonne CFR for delivery up to the end of 2016.

•	India: Potash imports into India during 2016 amounted to approximately 3.8 million tonnes, 4% below 2015. The slowdown stems from high inventory levels at the beginning of the year as a result of low demand in 2015, as well as a delay in the contract signing for the 2016/17 fiscal year.

During Q3 2016, ICL signed potash supply contracts with its Indian customers to supply 660,000 tonnes (including optional quantities of 60,000 tonnes). An additional contract in the amount of 100,000 tonnes was signed at the end of 2016. The contracts were at a price of $227 per tonne CFR for delivery during the period starting from July 2016 until June 2017.

•	Brazil: According to ANDA (Brazilian National Fertilizer Association), potash imports into Brazil in 2016 amounted to approximately 8.8 million tonnes – an increase of approximately 5% compared to 2015. The increase is attributable mainly to higher planted area of soybeans and improvement in farmer profitability.

•	Polysulphate®: Further to the Company’s decision from the previous quarter and given current market conditions, ICL continued to accelerate its transition from extracting and producing potash to producing Polysulphate® at its ICL UK mine. As part of the plan, ICL UK reduced its workforce by about 140 positions by the end of 2016. ICL will endeavor to continue to expand the Polysulphate® market by, among other things, developing a range of innovative Polysulphate® products, including a compacted potash and Polysulphate® product marketed as PotashpluS®.

The Company also announced that it will seek approval from the North York Moors Park Authority to extend its planning permission for 40 years. During the Polysulphate® production acceleration period, mining of the limited remaining economically viable potash reserves in the UK will continue until completed, albeit at a lower rate.

•	Metal magnesium: Global demand for metal magnesium continues to be constrained by lower economic activity in China, Brazil and Europe as well as year-end destocking. In the US, supply dynamics are impacted by pure magnesium imports from Russia, Kazakhstan and Turkey. Additionally, key sectors, such as primary aluminum and titanium production, have shifted production from the US to other markets, including Asia and Canada. The National Highway Traffic Safety Administration’s (NHTSA) push toward Corporate Average Fuel Economy (CAFE) of 54.5 mpg by the 2025 model year with an increase in the penalty rate for non-compliance from $5.50 to $14.00 in July. This continues to create interest in magnesium among automotive OEMs (Original Equipment Manufacturers). According to ‘China Magnesium Report’ pure magnesium pricing increased to $2,550 - $2,580 (FOB Chinese port), however fell back to a range of $2,460 - $2,480 on weaker overseas and domestic demand, coupled with softening coal and ferrosilicon pricing. Pure magnesium prices in the US and Brazilian markets remained under pressure as a consequence of the aforementioned change in supply-demand dynamics.

Potash & Magnesium operating data:

Thousands of Tonnes - Potash	10-12 2016	10-12 2015	1-12 2016	1-12 2015
Production	1,303	1,460	5,279	4,195
Sales to external customers	1,632	1,396	4,818	4,181
Sales to internal customers	92	98	347	375
Total sales (including internal sales)	1,724	1,494	5,165	4,556
Closing inventory	666	552	666	552

Sales analysis	$ millions		$ millions
Total Sales: Q4 2015	463	2015	1,515
Quantities	50		205
Prices	(95)		(365)
Exchange rates	(3)		(17)
Total Sales: Q4 2016	415	2016	1,338

Quantity: The increase in the quarterly and annual sales quantities stems mainly from an increase in sales to Brazil and Europe. Lower quarterly production derived from a decrease in the production of ICL UK as a result of a flood in the mine tailings channel due to a broken pipe under the sea level. The annual increase in production derived from lower production at ICL Dead Sea in the first half of 2015 as well as from an expansion of the processing capabilities at ICL Dead Sea ("Stage 11"), which was partially offset by lower production at ICL UK.

Price: The negative impact derives mainly from the decrease in global potash prices.

Exchange rate: The decrease stems mainly from the devaluation of the pound against the dollar.

Phosphate

•	Prices: The phosphate market is experiencing a challenging period and prices continued to decline during the fourth quarter of 2016, although at a slower pace than previous quarters. The average prices (FOB Morocco) of DAP, MAP and TSP in the fourth quarter of 2016 were down by about 30% compared to the corresponding period, while MGA and rock prices decreased by 19% and 14% respectively. In the past couple of months there have been estimates in the market that the bottom may have been reached, prices stabilized and a moderate recovery was recorded.

•	India: DAP inventories in India, the largest importer of phosphate materials, remain high, and demand was further hampered by a late decision on subsidy policy and the absence of a phosphoric acid price agreement for the first quarter 2017. In 2016, DAP imports amounted to about 4.3 million tonnes, a decline of 27% compared to the corresponding period last year.

•	US & Brazil: In the Western Hemisphere, the US market is showing some recovery and Brazilian imports increased significantly. In 2016, Brazil imported 4.9 million tonnes of phosphate products (MAP, DAP, TSP & SSP), a 17% increase compared to 2015.

•	Supply: On the supply side, Moroccan OCP and Saudi Ma’aden have reduced their asking prices to secure market share, a move which has eroded the margins of many Chinese producers and forced them to curtail production. As a result, DAP exports from China, which increased by 52% and 42% in 2014 and 2015, respectively, decreased by 15% in 2016 to about 6.8 million tonnes. Market analysts report that current Chinese phosphate production is running at an average utilization rate of 50%.

•	China: During the fourth quarter, the Chinese government abolished the ~$14/tonne export tax on DAP. This is expected to help local exporters, but may also hamper attempts to increase global prices. Nevertheless, it is expected that Chinese phosphate producers will reduce production again in 2017 to a level of 15 million tonnes vs. production of approximately 17 million tonnes in 2016 and vs. operational capacity of 22 million tonnes.

•	YPH Joint Venture: Oversupply in China’s domestic market, together with lower international prices continue to negatively affect the results of ICL’s YPH JV in China, which recorded negative adjusted operating income of $14 million (not including G&A expenses) in the fourth quarter of 2016 (of which $13 million relates to ICL Phosphate business line). ICL is continuing its efforts to increase efficiency and reduce costs in a challenging market environment. As part of these efforts ICL reduced about 250 positions. As a result, ICL recorded a provision in the amount of about $10 million in the fourth quarter (see “Adjustments to Reported Operating and Net Income”).

Phosphate operating data:

Thousands of Tonnes	10-12 2016	10-12 2015	1-12 2016	1-12 2015
Phosphate rock
Production of rock	1,301	1,519	5,744	4,417
Sales *	157	788	1,032	1,635
Phosphate rock used for internal purposes	1,054	699	4,099	2,767
Fertilizers
Production	691	465	2,725	1,639
Sales *	750	315	2,645	1,566

* To external customers

Sales Analysis	$ millions		$ millions
Total Sales: Q4 2015	308	2015	1,064
Quantities	40		290
Prices	(80)		(185)
Exchange rates	(5)		(6)
Total Sales: Q4 2016	263	2016	1,163

Quantity: The increase in the quantity of fertilizers sold in the fourth quarter of 2016 stems mainly from an increase in sales to China by the YPH JV. The increase in fertilizer production was mainly due to increased production of SSP at ICL Rotem as Q4 2015 was still impacted by the fire at the SSP facility. The quantity of phosphate rock sold in the fourth quarter of 2016 decreased significantly due to increased internal use for fertilizers production in China as well as low global demand and unattractive prices. The production of phosphate rock was lower mainly due to a decrease in production of the YPH JV.

The increase in the quantity of fertilizers sold in 2016 derived mainly from the consolidation of the YPH JV which also contributed to production volumes, together with increased production at ICL Rotem in Israel.

Price: The negative impact for the year and the quarter stems primarily from a decline in phosphate fertilizers selling prices.

Exchange rate: The decrease resulted mainly from the devaluation of the RMB against the dollar.

Essential Minerals Division: Operating Income

Operating Income Analysis	$ millions		$ millions
Operating Income: Q4 2015	227	2015	821
Quantities	30		(40)
Prices	(165)		(540)
Exchange rates	-		-
Raw materials	35		70
Energy	10		20
Transportation	(15)		(20)
Other	(24)		32
Operating Income*: Q4 2016	98	2016	343

* Excluding certain items as well as General and Administrative expenses.

Quantity: The contribution in the quarter stems mainly from an increase of potash sales volumes to Brazil and Europe, higher phosphate fertilizers sales in China and low SSP sales in the corresponding quarter in 2015 as a result of the fire at a fertilizer production facility In Israel.

Price: The negative impact on the quarter and the year derived primarily from lower potash and phosphate prices.

Raw materials: The contribution in the quarter and the year stems mainly from a decline in sulfur prices used in the green phosphoric acid production.

Energy: The annual and quarterly contribution resulted primarily from a decline in system-wide electricity costs as well as a decline in electricity, gas and water costs.

Transportation: The negative impact derives mainly from higher potash shipments and the YPH JV shipments.

Other: The negative quarterly impact stems mainly from income from insurance in respect of the fire in a fertilizer production facility in Israel received in Q4 2015. The annual contribution stems from the income insurance, as well as a decline in salary costs due to the implementation of efficiency plans (which was partly offset by a provision resulting from the extension of the validity of employment agreement at ICL Dead Sea).

Potash Stand Alone Activities – Key Results and Analysis:

Millions of Dollars	10-12 2016	10-12 2015	1-12 2016	1-12 2015
Average potash selling price - FOB (in $)	202	268	211	280
Sales to external customers	369	404	1,134	1,292
Sales to internal customers *	34	44	151	157
Operating income **	94	167	291	645

* Sales to other business lines of ICL including Magnesium business.

** Excluding certain items as well as general and administrative expenses.

Potash stand-alone activities include, among others, Polysulphate® produced in a mine in the UK and salt produced in underground mines in the UK and Spain.

Sales Analysis	$ millions		$ millions
Total Sales: Q4 2015	448	2015	1,449
Quantities	55		210
Prices	(95)		(355)
Exchange rates	(5)		(19)
Total Sales Q4 2016	403	2016	1,285

Operating Income Analysis	$ millions		$ millions
Operating Income: Q4 2015	167	2015	645
Quantities	30		(65)
Prices	(95)		(355)
Exchange rates	-		5
Raw materials and Energy	-		5
Transportation	(10)		20
Other	2		36
Operating Income* Q4 2016	94	2016	291

* Excluding certain items as well as General and Administrative expenses.

ADDITIONAL DEVELOPMENTS DURING AND FOLLOWING THE QUARTER

During the fourth quarter of 2016 and until the financial results publication date, several significant legal proceedings and commercial exposures related to the Company came to a conclusion, with relatively moderate financial impact. These included the conclusion of an arbitration proceeding between Dead Sea Works and Haifa Chemicals on the mutual agreement of the parties; the conclusion of proceedings regarding prior years’ tax assessment by the Israel Tax Authority; the dismissal of a motion for certification of a class action against the Company that was filed in 2013 on the grounds of misleading disclosure, as well the approval of a settlement agreement regarding a class action against the Company’s Dead Sea Works subsidiary with respect to potash prices in Israel.

Also noteworthy is that within the framework of the petition for the approval of a derivative action regarding the approval of annual bonuses for the years 2014 and 2015 that were paid to the five highest paid senior officers of the Company, the Board of Directors appointed an independent committee to examine the issues related to, and/or stemming from the petition, including to provide the committee’s opinion regarding the possibility that the Company file a claim based on the allegations contained in the petition.

DIVIDEND DISTRIBUTION

The Board of Directors declared that a dividend totaling $57 million, or about $0.044 per share, will be paid on April 4, 2017, in respect of ICL’s fourth quarter 2016 results.

##

About ICL

ICL is a global manufacturer of products based on specialty minerals that fulfill humanity’s essential needs primarily in three markets: agriculture, food and engineered materials.

ICL produces approximately a third of the world’s bromine, and is the sixth largest potash producer, as well as the leading provider of pure phosphoric acid. It is a major manufacturer of specialty fertilizers, specialty phosphates and flame retardants. ICL’s mining and manufacturing activities are located in Israel, Europe, the Americas and China, and are supported by global distribution and supply networks.

The agricultural products that ICL produces help to feed the world’s growing population. The potash and phosphates that it mines and manufactures are used as ingredients in fertilizers and serve as an essential component in the pharmaceutical and food additives industries. The food additives that ICL produces enable people to have greater access to more varied and higher quality food. Other substances, based on bromine and phosphates help to create energy that is more efficient and environmentally friendly, prevent the spread of forest fires and allow the safe and widespread use of a variety of products and materials.

ICL benefits from a number of unique advantages, including its vertically integrated activities and complementary and synergistic downstream operations for the production of unique end products; its balanced and varied product portfolio in growing markets; broad presence throughout the world and proximity to large markets, including in emerging regions.

ICL operates within a strategic framework of sustainability that includes a commitment to the environment, support of communities in which ICL’s manufacturing operations are located and where its employees live, and a commitment to all its employees, customers, suppliers and other stakeholders.

ICL is a public company whose shares are dually listed on the New York Stock Exchange and the Tel Aviv Stock Exchange (NYSE and TASE: ICL).

The Company employs approximately 13,000 people worldwide, and its sales in 2016 totaled US $5.4 billion. For more information, visit the Company's website at www.icl-group.com.

Forward Looking Statement

This press release contains statements that constitute “forward-looking statements”, many of which can be identified by the use of forward-looking words such as “anticipate”, “believe”, “could”, “expect”, “should”, “plan”, “intend”, “estimate” and “potential” among others. Forward-looking statements include, but are not limited to assessments and judgments regarding macro-economic conditions and the Group’s markets, operations and financial results. Forward-looking assessments and judgments are based on our management’s current beliefs and assumptions and on information currently available to our management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including, but not limited to, market fluctuations, especially in ICL’s manufacturing locations and target markets ;the difference between actual resources and our resources estimates ;changes in the demand and price environment for ICL's products as well as the cost of shipping and energy, whether caused by actions of governments, manufacturers or consumers ;changes in the capital markets, including fluctuations in currency exchange rates, credit availability, interest rates ;changes in the competition structure in the market; and the factors in “Item 3. Key Information—D. Risk Factors” in the Company's annual report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 16, 2016. Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update or revise them or any other information contained in this press release, whether as a result of new information, future developments or otherwise.

##

(Financial tables follow)

Appendix:

Calculation of adjusted EBITDA:

	10-12/2016	10-12/2015	1-12/2016	1-12/2015
	$ millions	$ millions	$ millions	$ millions
Net income (loss) attributable to the shareholders of the Company	32	96	(122)	509
Depreciation and amortization	95	96	401	353
Financing expenses, net	19	29	132	108
Taxes on income	50	23	55	162
Adjustments *	68	87	585	229
Total adjusted EBITDA	264	331	1,051	1,361

* See "Financial Results - Adjustments to Reported Operating and Net Income" above.

We disclose in this Quarterly Report non-IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company’s shareholders and adjusted EBITDA. We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation tables above. We calculate our adjusted net income by adjusting our net income to add certain items, as set forth in the reconciliation table in “Financial Results - Adjustments to Reported Operating and Net Income" above, excluding the total tax impact of such adjustments. Adjusted EBITDA is defined as the net income to the Company shareholders plus depreciation and amortization plus financing expenses, net, and taxes on income and plus the items as presented in the reconciliation table above which were adjusted for in calculating the operating income and net income attributable to the Company’s shareholders You should not view adjusted operating income, adjusted net income or adjusted EBITDA as substitutes for operating income or net income determined in accordance with IFRS, and you should note that our definitions of adjusted operating income, adjusted net income and Adjusted EBITDA may differ from those used by other companies. Adjusted EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, operating income or other statement of operations or cash flow data prepared in accordance with IFRS as a measure of our profitability or liquidity

Nonetheless, we believe adjusted operating income, adjusted net income and adjusted EBITDA provide useful information to both management and investors. Our management uses these non-IFRS measures to evaluate the Company's business strategies and management's performance. We believe that these non-IFRS measures provide useful information to investors because they provide transparency of key measures used to evaluate our performance and help compare operating performance from period to period. We also believe adjusted EBITDA facilitates company -to -company operating performance comparisons by backing out potential differences caused by variations such as capital structures (affecting financing expenses, net), taxation (affecting taxes on income) and the age and book depreciation of facilities, equipment and intangible assets (affecting relative depreciation and amortization), which may vary for different companies for reasons unrelated to operating performance. . Adjusted EBITDA does not take into account our debt service requirements and other commitments, including capital expenditures, and, accordingly, is not necessarily indicative of amounts that may be available for discretionary uses.

We present a discussion in the period-to-period comparisons of the primary drivers of changes in the Company’s results of operations. These discussions are based in part on management‘s best estimates of the impact of the main trends in its businesses.

Condensed Consolidated Statements of Income (In millions, except per share data)

	For the three-month period ended		For the year ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$ millions	$ millions	$ millions	$ millions
Sales	1,338	1,427	5,363	5,405
Cost of sales	922	894	3,703	3,602

Gross profit	416	533	1,660	1,803

Selling, transport and marketing expenses	191	181	722	653
General and administrative expenses	80	113	321	350
Research and development expenses	19	17	73	74
Other expenses	70	80	618	211
Other income	(16)	(4)	(71)	(250)

Operating income (loss)	72	146	(3)	765

Finance expenses, net	19	29	132	108
Share in earnings of equity-accounted investees	2	(2)	18	11

Income (loss) before income taxes	55	115	(117)	668

Income taxes	50	23	55	162

Net income (loss)	5	92	(172)	506

Net loss attributable to the non-controlling interests	(27)	(4)	(50)	(3)

Net income (loss) attributable to the shareholders of the Company	32	96	(122)	509

Earnings per share attributable to
the shareholders of the Company:

Basic earnings (loss) per share ($)	0.03	0.08	(0.10)	0.40

Diluted earnings (loss) per share ($)	0.03	0.08	(0.10)	0.40

Weighted-average number of
ordinary shares outstanding:

Basic (in thousands)	1,274,195	1,272,735	1,273,989	1,271,624

Diluted (in thousands)	1,274,791	1,273,153	1,273,989	1,272,256

Condensed Consolidated Statements of Financial Position:

	December 31, 2016	December 31, 2015
	$ millions	$ millions
Current assets
Cash, short term investments and deposits	116	248
Trade receivables	966	1,082
Inventories	1,267	1,364
Other receivables	222	291
Total current assets	2,571	2,985

Non-current assets
Investments in equity-accounted investees	153	159
Financial assets available for sale	253	-
Deferred tax assets	150	199
Property, plant and equipment	4,309	4,212
Intangible assets	824	1,185
Other non-current assets	292	337
Total non-current assets	5,981	6,092

Total assets	8,552	9,077

Current liabilities
Short-term credit	588	673
Trade payables	644	716
Provisions	83	42
Other current liabilities	708	615
Total current liabilities	2,023	2,046

Non-current liabilities
Long-term debt and debentures	2,796	2,805
Deferred tax liabilities	303	351
Long-term employee provisions	576	547
Provisions	185	127
Other non-current liabilities	10	13
Total non-current liabilities	3,870	3,843

Total liabilities	5,893	5,889

Equity
Total shareholders’ equity	2,574	3,028
Non-controlling interests	85	160
Total equity	2,659	3,188

Total liabilities and equity	8,552	9,077

Condensed Consolidated Statements of Cash Flows:

	For the three-month period ended		For the year ended
	December 31, 2016	December 31, 2015	December 31, 2016	December 31, 2015
	$ millions	$ millions	$ millions	$ millions
Cash flows from operating activities
Net income (loss)	5	92	(172)	506
Adjustments for:
Depreciation and amortization	95	129	406	430
Revaluation of balances from financial institutes and interest expenses, net	(6)	11	76	44
Share in losses (earnings) of equity-accounted investees, net	(2)	2	(18)	(11)
Other capital losses, net	2	13	432	5
Share-based compensation	3	3	15	15
Loss (gain) from divestiture of subsidiaries	-	8	1	(215)
Deferred tax expenses (income)	112	(20)	(2)	5
	209	238	738	779

Change in inventories	56	(90)	70	25
Change in trade and other receivables	128	(191)	150	(86)
Change in trade and other payables	(160)	4	(90)	(55)
Change in provisions and employee benefits	24	97	98	(90)
Net change in operating assets and liabilities	48	(180)	228	(206)

Net cash provided by operating activities	257	58	966	573

Cash flows from investing activities
Investments in shares and proceeds from deposits, net	20	(3)	(198)	34
Purchases of property, plant and equipment and intangible assets	(138)	(150)	(632)	(619)
Business combinations, net of cash acquired	-	(163)	-	(351)
Proceeds from divestiture of subsidiaries	-	(8)	17	364
Dividend received from equity accounted investees	8	3	12	19
Other	1	3	1	6
Net cash used in investing activities	(109)	(318)	(800)	(547)

Cash flows from financing activities
Dividends paid to the company’s shareholders	-	(84)	(162)	(347)
Receipt of long-term debt	40	399	1,278	1,201
Repayment of long-term debt	(371)	(161)	(1,365)	(846)
Short-term credit from banks and others, net	117	57	14	8
Other	(2)	(1)	(4)	(1)
Net cash provided by (used in) financing activities	(216)	210	(239)	15

Net change in cash and cash equivalents	(68)	(50)	(73)	41
Cash and cash equivalents as at beginning of the period	157	212	161	138
Net effect of currency translation on cash and cash equivalents	(2)	(1)	(1)	(18)
Cash and cash equivalents as at the end of the period	87	161	87	161

Sales by Main Countries:

	10-12/2016		10-12/2015		1-12/2016		1-12/2015
	$ millions	% of sales	$ Millions	% of sales	$ millions	% of sales	$ millions	% of sales
China	261	20	291	20	669	13	550	10
USA	240	18	273	19	1,070	20	1,176	22
Brazil	135	10	101	7	521	10	506	9
Germany	83	6	97	7	392	7	421	8
Israel	62	5	67	5	237	4	240	4
Spain	59	4	68	5	258	5	285	5
United Kingdom	58	4	58	4	306	6	303	6
Australia	58	4	41	3	187	3	112	2
France	47	4	58	4	226	4	295	6
India	31	2	58	4	199	4	206	4
All other	304	23	315	22	1,298	24	1,311	24
Total	1,338	100	1,427	100	5,363	100	5,405	100

Sales by Geographical Regions:

The following table sets forth sales by geographical regions based on the location of the customer:

	10-12/2016		10-12/2015
	$ millions	% of sales	$ millions	% of sales
Asia	391	29	446	31
Europe	387	29	441	31
North America	262	20	287	20
South America	152	11	125	9
Rest of the world	146	11	128	9
Total	1,338	100	1,427	100

The breakdown of the sales in the fourth quarter of 2016 indicates a decrease in sales in Europe, stemming mainly from a decline in the selling prices of phosphate products and a decline in dairy proteins quantities sold due to redirecting of sales mainly to Australia. The decrease in sales in Asia stems mainly from a decline in the selling prices of potash and phosphate. This decrease was partly offset by an increase in the quantities sold of phosphate fertilizers, bromine-based flame retardants and industrial products as well as elemental bromine. The decrease in sales in North America stems mainly from the sale of non-core businesses and a decrease in clear brines quantities sold due to strong sales in the corresponding quarter last year. The increase in sales in South America stems mainly from an increase in the quantities of potash sold.

Operating Division Data:

	Specialty Solutions Division	Essential Minerals Division	Other activities	Eliminations	Consolidated
	$ millions
For the three-month period ended December 31, 2016

Sales to external parties	715	612	11	-	1,338
Inter-division sales	5	51	(1)	(55)	-
Total sales	720	663	10	(55)	1,338

Operating income attributed to divisions	126	98	-		224
General and administrative expenses					(80)
Other unallocated expenses and elimination					(72)
Operating income					72

Financing expenses, net					(19)
Share in earnings of equity-accounted investee					2
Income before taxes on income					55

Capital expenditures	29	106	(1)		134
Capital expenditures not allocated					2
Total capital expenditures					136

Depreciation and amortization	29	64	1		94
Depreciation and amortization not allocated					1
Total depreciation and amortization					95

	Specialty Solutions Division	Essential Minerals Division	Other activities	Eliminations	Consolidated
	$ millions
For the three-month period ended December 31, 2015

Sales to external parties	715	683	29	-	1,427
Inter-division sales	8	69	-	(77)	-
Total sales	723	752	29	(77)	1,427

Operating income attributed to divisions	113	227	-		340
General and administrative expenses					(113)
Other unallocated expenses and elimination					(81)
Operating income					146

Financing expenses, net					(29)
Share in losses of equity-accounted investee					(2)
Income before taxes on income					115

Capital expenditures	58	127	-		185
Capital expenditures as part of business combination	70	236	-		306
Capital expenditures not allocated					38
Total capital expenditures					529

Depreciation and amortization	73	55	1		129
Depreciation and amortization not allocated					-
Total depreciation and amortization					129

	Specialty Solutions Division	Essential Minerals Division	Other activities	Eliminations	Consolidated
	$ millions
For the year ended December 31, 2016

Sales to external parties	3,125	2,179	59	-	5,363
Inter-division sales	23	258	-	(281)	-
Total sales	3,148	2,437	59	(281)	5,363

Operating income attributed to divisions	589	343	5		937
General and administrative expenses					(321)
Other unallocated expenses and elimination					(619)
Operating loss					(3)

Financing expenses, net					(132)
Share in earnings of equity-accounted investee					18
Loss before taxes on income					(117)

Capital expenditures	102	490	1		593
Capital expenditures not allocated					59
Total capital expenditures					652

Depreciation and amortization	123	275	3		401
Depreciation and amortization not allocated					5
Total depreciation and amortization					406

	Specialty Solutions Division	Essential Minerals Division	Other activities	Eliminations	Consolidated
	$ millions
For the year ended December 31, 2015

Sales to external parties	2,975	2,248	182	-	5,405
Inter-division sales	22	252	3	(277)	-
Total sales	2,997	2,500	185	(277)	5,405

Operating income attributed to divisions	514	821	16		1,351
General and administrative expenses					(350)
Other unallocated expenses and elimination					(236)
Operating income					765

Financing expenses, net					(108)
Share in earnings of equity-accounted investee					11
Income before taxes on income					668

Capital expenditures	141	427	2		570
Capital expenditures as part of business combination	160	430	-		590
Capital expenditures not allocated					110
Total capital expenditures					1,270

Depreciation and amortization	166	226	37		429
Depreciation and amortization not allocated					1
Total depreciation and amortization					430

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: February 15, 2017